Exhibit 99.123

WonderFi Announces Conditional Approval to List on the Toronto Stock Exchange

Vancouver, British Columbia--(Newsfile Corp. - June 15, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") is pleased to announce it has received conditional approval to list (the "Listing") its common shares and two series of warrants (WNDR.WT and WNDR.WT.B) (collectively, the "Securities") on the Toronto Stock Exchange (the "TSX").

"Listing on Canada's largest exchange alongside other industry leaders including Galaxy Digital, Hut 8 and Voyager is a significant milestone for WonderFi, as we continue to focus on efficient and compliant access to digital assets," said Ben Samaroo, CEO of WonderFi. "Our listing on the TSX will provide greater liquidity and further expand our reach to domestic and international investors, particularly at the institutional level."

Shareholders are not required to exchange their share certificates or take any other action in connection with the Listing, as there will be no change in the trading symbol or CUSIP for the common shares. WonderFi common shares will continue to trade under the stock symbol "WNDR" upon listing on the TSX, under the symbol "WONDF" on OTC markets in the United States and under the symbol A3C166 on the Frankfurt Exchange. The two series of warrants will also trade on the TSX under the symbols "WNDR.WT.A" and "WNDR.WT.B", respectively.

Final approval of the Listing is subject to the Company meeting certain conditions required by the TSX. Upon completion of these final requirements the Company will be listed as an issuer in the Technology sector, and the Company's Securities will be delisted from the NEO Exchange. The Company expects the commencement of trading in WonderFi's Securities on the TSX after receiving final listing documents from the TSX.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that termis defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/127784